Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-227596

October 31, 2018

Chicken Soup for the Soul Entertainment, Inc.

Series A Cumulative Redeemable Perpetual Preferred Stock

Summary of Public Offering Terms

Issuer	Chicken Soup for the Soul Entertainment, Inc.

Securities Offered	Shares of 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock (or “Series A Preferred Stock”), subject to any over-allotment options we may grant to any underwriters in this offering.

Series A Preferred Stock Outstanding Prior to this Offering	780,497 shares outstanding.

Offering Price	$25.00 per share of Series A Preferred Stock.

Dividends

Holders of the Series A Preferred Stock will be entitled to receive cumulative cash dividends at a rate of 9.75% per annum of the $25.00 per share liquidation preference (equivalent to $2.4375 per annum per share).

Dividends will be payable monthly on the 15th day of each month (each, a “Dividend Payment Date”), provided that if any Dividend Payment Date is not a business day, then the dividend that would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding business day without adjustment in the amount of the dividend. For example, if shares of Series A Preferred Stock are purchased on November 20th, the first dividend payable thereon will be paid on December 17th (the next succeeding business day following December 15th, which is a Saturday) with respect to the full calendar month of November (e.g., November 1st through and including November 30th).

Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the corresponding record date, which shall be the last day of the calendar month, whether or not a business day, immediately preceding the month in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”). As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a Dividend Payment Date if such shares were not issued and outstanding on the applicable Dividend Record Date.

Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months; however, the shares of Series A Preferred Stock offered hereby will be credited as having accrued dividends since the first day of the calendar month in which they are issued.

No Maturity, Sinking Fund or Mandatory Redemption	The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series A Preferred Stock.

Optional Redemption	The Series A Preferred Stock is not redeemable by us prior to June 27, 2023, except as described below. On and after such date, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption

Prior to June 27, 2023, upon the occurrence of a Change of Control, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

A “Change of Control” is deemed to occur when the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the “Exchange Act (other than William J. Rouhana, Jr., the chairman of our board of directors and our principal shareholder, any member of his immediate family, and any “person” or “group” under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Rouhana or any member of his immediate family, any beneficiary of the estate of Mr. Rouhana, or any trust, partnership, corporate or other entity controlled by any of the foregoing), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and following the closing of any transaction referred to above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or the Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of our common stock.

Ranking	The Series A Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (a) senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (b) and (c); (b) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (c) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (d) effectively junior to all of our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries.

Rating	Egan-Jones Rating Co.: BBB(-).

Limited Voting Rights

Holders of Series A Preferred Stock generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for eighteen or more monthly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock (voting separately as a class with the holders of all other classes or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election referred to below) will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all dividends that we owe on the Series A Preferred Stock.

In addition, the affirmative vote of the holders of at least 66.67% of the outstanding shares of Series A Preferred Stock (voting together as a class with all other series of parity preferred stock we may issue upon which like voting rights have been conferred and are exercisable) is required at any time for us to (i) authorize or issue any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up or (ii) to amend any provision of our certificate of incorporation so as to materially and adversely affect any rights of the Series A Preferred Stock or to take certain other actions.

Information Rights	During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will use our best efforts to (i) transmit by mail (or by other means permissible under the Exchange Act) to all holders of Series A Preferred Stock, as their names and addresses appear on our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series A Preferred Stock, subject to certain exceptions described in our prospectus. We will use our best efforts to mail (or otherwise provide) such reports to the holders of the Series A Preferred Stock within 15 days after the respective dates by which the applicable report on would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act and deemed a “non-accelerated filer” within the meaning of the Exchange Act.

Use of Proceeds	We plan to use a portion of the net proceeds from this offering to fund growth initiatives and for working capital and general corporate purposes. In our discretion, we may use a portion of the net proceeds from this offering to fund repurchases of our stock in open market transactions in compliance with Rule 10b-18 promulgated under the Exchange Act and private transactions and to fund dividend payments under our securities, including our common stock and the Series A Preferred Stock.

Nasdaq Global Market Symbol	CSSEP.
Risk Factors	Any investment in our Series A Preferred Stock involves a high degree of risk. Potential investors should read and consider the risks and uncertainties discussed under the item “Risk Factors” in our annual report on Form 10-K and our quarterly reports on Form 10-Q, all of which are incorporated in our prospectus by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

Transfer Agent	The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series A Preferred Stock is Continental Stock Transfer & Trust Co.

Certain U.S. Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Series A Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Book Entry and Form	The Series A Preferred Stock will be represented by one or more global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”).

Chicken Soup for the Soul Entertainment, Inc. (“CSSE”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that CSSE has filed with the SEC for more complete information about CSSE and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, CSSE or any dealer participating in the offering will arrange to send you the prospectus and this free writing prospectus if you request it by calling (919) 602-1057. You can also request the documents by emailing sdm@hcfpcm.com.

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